# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: abrdn Emerging Markets ex-China Fund, Inc., CIK 0000846676
CUSIP: 00301W105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1900 Market Street, Suite 200, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001072613-23-000106
Filed by CIK 0001034546

## Reporting persons
- City of London Investment Management Company Limited: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 11,368,507; shared voting power 0; sole dispositive power 11,368,507; shared dispositive power 0; aggregate amount beneficially owned 11,368,507 (28% of the class)

## Item 1. Issuer
Name of issuer: abrdn Emerging Markets ex-China Fund, Inc.
Address of issuer's principal executive offices: 1900 Market Street, Suite 200, Philadelphia, PA 19103

## Item 2. Person Filing
Name of person filing:
This statement is being filed by City of London Investment Management Company Limited ("CLIM" or the "Reporting Person"). CLIM is a fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by City of London Investment Group plc ("CLIG"), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between CLIM and CLIG such that voting and investment power over the subject securities is exercised by CLIM independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between CLIM and CLIG.

CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including Emerging (BMI) Markets Country Fund ("BMI"), a private investment fund organized as a Delaware business trust, Emerging Markets Free Fund ("CF"), a private investment fund organized as a Delaware business trust, Emerging Markets Global Fund ("CG"), a private investment fund organized as a Delaware business trust, Emerging Markets Investable Fund ("CI"), a private investment fund organized as a Delaware business trust, Emerging Markets Ex-China Equity Fund ("EMX"), a private investment fund organized as a Delaware business trust, Global Emerging Markets Fund ("EUREKA"), a private investment fund organized as a Delaware business trust, The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Emerging (Free) Markets Country Fund ("FREE"), a private investment fund organized as a Delaware business trust, Emerging Markets Country Fund ("GBL"), a private investment fund organized as a Delaware business trust, The EM Special Situations CEF Focused Fund ("UNIQUE"), a private investment fund organized as a Delaware business trust, and unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the "Segregated Accounts").

BMI, CF, CG, CI, EMX, EUREKA, EWF, FREE, GBL and UNIQUE are collectively referred to herein as the "City of London Funds."

The Shares to which this Schedule 13G relates are owned directly by the City of London Funds and the Segregated Accounts.
Address of principal business office or, if none, residence:
77 Gracechurch Street
London EC3V 0AS
England
Citizenship: England and Wales

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 11,368,507.00
Percent of class: 28.0 %
Sole power to vote or to direct the vote: 11,368,507.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,368,507.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- City of London Investment Management Company Limited: /s/ Catrina Reagan, Catrina Reagan/US Chief Compliance Officer (02/13/2026)